Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes US$500 million unsecured 10-year notes
offering to refinance its outstanding notes due 2024

Toronto, July 5, 2023 – Kinross Gold Corporation (TSX: K)(NYSE: KGC) announced today that it has closed its previously announced offering of debt securities, consisting of US$500 million aggregate principal amount of 6.250% senior notes due 2033. The notes are senior unsecured obligations of Kinross and are unconditionally and irrevocably guaranteed by certain of Kinross’ wholly-owned subsidiaries that are also guarantors under Kinross’ senior unsecured credit agreements. Kinross intends to use the net proceeds from the offering to redeem all US$500 million aggregate principal of its outstanding 5.95% senior notes due 2024 (the “2024 Notes”).

As of the date of this news release, Kinross has not issued a notice of redemption in respect of the 2024 Notes. This news release shall not constitute a notice of redemption with respect to the 2024 Notes.

The offering was made to “qualified institutional buyers” pursuant to Rule 144A under the United States Securities Act of 1933 (the “Act”) and outside the United States pursuant to Regulation S under the Act. The notes have not been and will not be registered under the Act and the notes may not be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements. Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any security.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including information as to the intended use of proceeds of the offering and the redemption of the 2024 Notes, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, expected or possible events, or statements with respect to expected or possible events. The words, “expects”, “is expected”, or “intends”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would” or “might” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. These factors are not intended to represent a complete list of the factors that could affect Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2022, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2023. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Source: Kinross Gold Corp.

p. 2 Kinross completes US$500 million unsecured 10-year notes offering to refinance its outstanding notes due 2024